June 20, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler Ltd.
Form 10-K for Fiscal Year Ended December 28, 2007
Form 10-Q for Fiscal Quarter Ended March 28, 2008
Proxy filed on March 25, 2008
File No. 1-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler Ltd. (“Foster Wheeler”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Franco Baseotto, dated May 30, 2008 (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007

General

1.
Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response: Where appropriate, we have included our revised disclosures below as requested. We will include such revisions in our future filings, including our interim filings where appropriate.

Business, page 2

2.	Please expand your discussion under this section to include the following items:
•
Please disclose the name of any customer to whom sales equal or exceed ten percent or more of your consolidated revenues. See Item 101(c)(1)(vii) of Regulation S-K. On page 5, we note you had one such customer for 2006 and 2007;

United States Securities and Exchange Commission
June 20, 2008

•
If material, please provide the information relating to research and development activities, as required by Item 101(c)(1)(xi) of Regulation S-K. On page 17, we note that you operate a research center in Livingston, New Jersey;

•	Please discuss in greater detail the availability of the raw materials used in your manufacturing and construction operations. See Item 101(c)(1)(iii) of Regulation S-K; and
•	Please disclose in greater detail the principal methods of competition in the markets in which you compete. See Item 101(c)(1)(x) of Regulation S-K.

Response:

•
We note that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of a customer if sales to the customer equal or exceed 10% of consolidated revenues of the registrant and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Accordingly, we did not disclose the name of this customer in our Form 10-K filing, notwithstanding the fact that sales to the customer exceeded 10% of our consolidated revenues in each of fiscal years 2006 and 2007, because we believe that the loss of such customer would not have a material adverse effect on our business and that of our subsidiaries taken as a whole. The nature of our business is such that significant revenues that arise on one project and which are attributable to a single customer are inherently temporary. Unlike a business which supplies a basic product or service to a customer over a long period of time, the revenues we derive from any single customer can vary dramatically from period to period based on the nature and duration of a particular contract.

Additionally, operating revenues attributable to a single customer may be significantly affected by flow-through revenues. For example, operating revenues of $469 million and $592 million in fiscal years 2006 and 2007, respectively, that we generated working on projects with this particular customer included flow-through revenues of $371 million and $442 million, respectively. Flow-through revenues are generated when we purchase materials, equipment and subcontractor services on behalf of our customer on a reimbursable basis with no profit added to the cost of the materials, equipment or subcontractor services and therefore, such flow-through revenues have no impact on our profitability. We do not believe the loss of the operating revenues, exclusive of the flow-through revenues, of $98 million and $150 million in fiscal years 2006 and 2007, respectively, generated by projects with this particular customer would be material to our business.

United States Securities and Exchange Commission
June 20, 2008

•
Our research and development expenses were not material as they represented approximately 0.1% of operating revenues in each of fiscal years 2005, 2006 and 2007 and 3.4%, 0.7% and 1.1% of pre-tax income or loss in fiscal years 2005, 2006 and 2007, respectively. As such, we do not believe disclosure of the dollar amounts relating to research and development activities is required by Item 101(c)(1)(xi) of Regulation S-K. We included our research center in Livingston, New Jersey within Item 2, “Properties,” in order to provide comprehensive disclosure of our physical properties.

•
In response to the Staff’s comment, in future filings, we will expand our discussion related to the availability of the raw materials used in our manufacturing and construction operations to comply with Item 101(c)(1)(iii) of Regulation S-K as follows:

“We obtain the materials used in our manufacturing and construction operations from both domestic and foreign sources. The procurement of materials, consisting mainly of steel products and manufactured items, is heavily dependent on unrelated third-party foreign sources. These materials are subject to timing of availability and price fluctuations, which we monitor on a regular basis. We have access to numerous global sources and are not dependent on any single source of supply.”

•
In response to the Staff’s comment, in future filings, we will expand our discussion related to the methods of competition in the markets in which we compete to comply with Item 101(c)(1)(x) of Regulation S-K as follows:

“Many companies compete with us in the engineering and construction business. Neither we nor any other single company has a dominant market share of the total design, engineering and construction business servicing the global businesses previously described. Many companies also compete in the global energy business and neither we nor any other single competitor has a ~~dominate~~ dominant market share. The vast majority of the market opportunities that we pursue are subject to a competitive tendering process, and we believe that our target customers consider the price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner and safety record as the primary factors in determining which qualified contractor is awarded a contract. We derive our competitive strength from our reputation for quality, technology, cost-effectiveness, worldwide procurement capability, project management expertise, ability to execute complex projects, strong safety record and lengthy experience with a wide range of services and technologies.”

United States Securities and Exchange Commission
June 20, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 26

3.	Please expand/revise the discussion of your results of operations for each period presented to address the following:
•
Please provide a more comprehensive analysis of factors that impacted your operating revenues, cost of operating revenues, contract profit, and expenses. For example, your discussion of the changes in revenues from 2006 to 2007 appears to focus on flow-through revenues which comprised only half of the total increase. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•
Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion that the increase in operating revenues reflects your success in meeting the strong demand of both your segments does not adequately explain why there was a 46.1% increase in operating revenues for fiscal year 2007.

•
Discuss the extent to which material increases in operating revenues are attributable to increased volumes of work, or introduction of new projects. For example, on page 33, you indicate that the increase in operating revenues in fiscal 2007, compared to fiscal 2006, reflects increased volumes of work at your Global E&C Group operating units without further analysis as to why this occurred or whether this was a one-time event or may continue in the future and the impact on future operating revenues. In addition, you mention that major projects in North America, South America, Asia, Australasia, Europe and the Middle East led the increases in activities, however, your discussion does not include an analysis of how much operating revenues increased in each geographic area or the increase in the number of projects or dollar amounts of new projects in these areas.

•
Discuss to the extent of which material changes in EBITDA are attributable to increased volumes of work and sustained margins in your business segments. Please attempt to quantify the impact of the increased volume of work and sustained margins. Please also quantify and discuss the impact of your 21% increase in direct technical manpower.

•
Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

United States Securities and Exchange Commission
June 20, 2008

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response: We note for the Staff that we provided general commentary on the markets we serve, our new orders booked during fiscal year 2007, and the sustainability of those markets in the coming year in the "Overview-Challenges and Drivers" section of our Item 7 on page 25 of our Form 10-K. Additionally, we believe that we have provided a comprehensive overview of the markets in which our Global E&C Group and Global Power Group operate within the section, "Business Segments," on pages 33-38 contained in Item 7. These discussions are intended to provide investors with our view and expectations of the markets served, market trends, and the sustainability of the results we experienced in 2006 and 2007. We note also that the nature of our business, which is characterized primarily by contracts ranging in value from a few million dollars to several hundred million dollars, is not susceptible to a traditional price and volume analysis. As we describe in the referenced sections, our business is driven by global trends in the major industries we serve and our ability to win new projects in those markets. We believe that the backlog information provided on pages 42-46 of our Form 10-K is the most relevant information regarding forward-looking revenue sustainability and our margins depend significantly on the mix of projects between industries and the nature of our work—lump-sum versus reimbursable.

In response to the Staff’s comments, we have enhanced our disclosure for 2007 as set forth below and intend to use a similar approach in future filings.

See pages 26-38 of our Form 10-K. Amounts are in thousands of dollars.

“Results of Operations:

Operating Revenues:

	For the Year Ended
	December 28,	December 29,	December 30,
	2007	2006	2005
Amount	$5,107,243	$3,495,048	$2,199,955
$ Change	1,612,195	1,295,093
% Change	46.1%	58.9%

The composition of our operating revenues varies from period to period based on the portfolio of contracts in execution during any given period. Our operating revenues are therefore dependent on our portfolio of contracts, the strength of the various geographic markets and industries we serve and our ability to address those markets and industries.

United States Securities and Exchange Commission
June 20, 2008

Fiscal Year 2007

The increase in operating revenues in fiscal year 2007, compared to fiscal year 2006, was driven by our Global E&C Group which experienced an operating revenue increase of $1,462,200, representing 91% of the consolidated operating revenue increase. The operating revenue increase is the result of the Global E&C Group successfully meeting the strong market demand in the oil and gas, petrochemical and refinery industries that stimulated investment by our customers. In fiscal year 2007, Global E&C Group operating revenues from these three industries increased by $1,554,400 while operating revenues from the other industries we served declined by $92,200. While operating revenues increased in all of the geographic regions served by the Global E&C Group, the most pronounced increases occurred in the execution of projects located in the Middle East ($533,900, or 114%, increase), Asia ($482,700, or 152%, increase) and Europe ($233,800, or 38%, increase). Please refer to the section entitled, "Business Segments," within this Item 7, for a discussion of our view of the outlook for the oil and gas, petrochemical and refining industries.

Our Global E&C Group's operating revenues in fiscal year 2007 included $1,537,100 of flow-through revenues, an increase in flow-through revenues of $848,300 from fiscal year 2006, representing 58% of the increase in Global E&C Group operating revenues and 53% of the increase in consolidated operating revenues. Flow-through revenues and costs result when we purchase materials, equipment or subcontractor services on behalf of our customer on a reimbursable basis with no profit added to the cost of the materials, equipment or subcontractor services. Although flow-through revenues and costs do not impact contract profit or net earnings, increased amounts of flow-through revenues have the effect of reducing our reported profit margins as a percent of operating revenues.

Our Global Power Group, which predominantly serves the power generation industry, contributed $150,000, or 9%, to the increase in consolidated operating revenues in fiscal year 2007. The increase in operating revenues in our Global Power Group is primarily attributable to the execution of projects located in Europe and Asia.

Please refer to the section entitled, “Business Segments,” within this Item 7 and in Note 17 to the consolidated financial statements included in this annual report on Form 10-K for further information.

~~The increase in operating revenues in fiscal year 2007, compared to fiscal year 2006, reflects our success in meeting the strong market demand in both our Global E&C Group and our Global Power Group (please refer to the section entitled, “Business Segments,” within this Item 7 and in Note 17 to the consolidated financial statements included in this annual report on Form 10-K for further information). However, $848,300 of the fiscal year 2007 increase results from an increase, versus fiscal year 2006, in flow-through revenues and costs on projects executed by our Global E&C Group. Flow-through revenues and costs result when we are performing an engineering or construction contract and purchase materials, equipment or subcontractor services on behalf of our customer on a reimbursable basis with no profit added to the cost of the materials, equipment or subcontractor services. Flow-through revenues and costs do not impact contract profit or net earnings, but increased amounts of flow-through revenues have the effect of reducing our reported profit margins as a percent of operating revenues.~~

United States Securities and Exchange Commission
June 20, 2008

Contract Profit:

	For the Year Ended
	December 28,	December 29,	December 30,
	2007	2006	2005
Amount	$744,321	$507,787	$346,342
$ Change	236,534	161,445
% Change	46.6%	46.6%

Contract profit is computed as operating revenues less cost of operating revenues. ~~The increase in contract profit in fiscal year 2007, compared to fiscal year 2006, primarily reflects a significant increase in the volume of revenues, excluding the flow-through revenues described above, and increased margins earned in both our Global E&C Group and our Global Power Group, partially offset by a $30,000 charge on a Global Power Group legacy project.~~

The increase in contract profit in fiscal year 2007, compared to fiscal year 2006, was driven primarily by increased volumes of business in our Global E&C Group executed at sustained margins, excluding the impact on margins of flow-through revenues, and by increased volumes of business in our Global Power Group executed at improved margins as compared to fiscal 2006. The contract profit in our Global Power Group was negatively impacted by $30,000 and $25,000 in fiscal years 2007 and 2006, respectively, by charges on a legacy project as described in Note 19 to the consolidated financial statements in this annual report on Form 10-K.

Please refer to the section entitled, “Business Segments,” within this Item 7 for further information.

* * *

United States Securities and Exchange Commission
June 20, 2008

Business Segments

We use several financial metrics to measure the performance of our business segments. EBITDA, as discussed and defined above, is the primary earnings measure used by our chief operating decision maker.

Global E&C Group

	For the Year Ended
	December 28,	December 29,	December 30,
	2007	2006	2005
Operating revenues	$3,681,259	$2,219,104	$1,471,948
$ Change	1,462,155	747,156
% Change	65.9%	50.8%
EBITDA	$505,647	$323,297	$165,629
$ Change	182,350	157,668
% Change	56.4%	95.2%

Results

The increase in operating revenues in fiscal year 2007, compared to fiscal year 2006, reflects increased volumes of work at all of our Global E&C Group operating units. This increase in operating revenues is the result of our Global E&C Group successfully meeting the strong market demand in the oil and gas, petrochemical and refinery industries that stimulated investment by our customers. In fiscal year 2007, Global E&C Group operating revenues from these three industries increased by $1,554,400 while operating revenues from the other industries we served declined by $92,200. While operating revenues increased in all of the geographic regions served by the Global E&C Group, the most pronounced increases occurred in the execution of projects located in the Middle East ($533,900, or 114%, increase), Asia ($482,700, or 152%, increase) and Europe ($233,800, or 38%, increase). Please refer to the section entitled, "Overview of Segment" below, for our view of the outlook for the oil and gas, petrochemical and refining industries. ~~Major projects in North America, South America, Asia, Australasia, Europe and the Middle East in the oil and gas, refining, chemical/petrochemical and LNG industries led the increase in activities.~~

Our Global E&C Group's operating revenues in fiscal year 2007 included $1,537,100 of flow-through revenues, an increase in flow-through revenues of $848,300 from fiscal year 2006, representing 58% of the increase in Global E&C Group operating revenues in the period. As discussed above, although flow-through revenues and costs do not impact contract profit or net earnings, increased amounts of flow-through revenues have the effect of reducing our reported profit margins as a percent of operating revenues.

United States Securities and Exchange Commission
June 20, 2008

The increase in EBITDA in fiscal year 2007, compared to fiscal year 2006, results primarily from the increased volumes of work at our Global E&C Group operating units. The Global E&C Group experienced ~~and~~ sustained margins, excluding the impact on margins of flow-through revenues, compared to fiscal year 2006, which caused the increased volumes of work to result in a corresponding increase in EBITDA. We increased our direct technical manpower, which includes agency workforce, by 21% in fiscal year 2007, primarily in our Asian, North American and United Kingdom offices, to continue to address growing market opportunities. The continued increase in operational capacity, meaning the available man-hours that can be applied to projects, enabled our Global E&C Group to address the increased level of market demand during fiscal year 2007, allowing us to increase our volume of work and the associated operating revenues. We plan to continue to expand our operational capacity in 2008 through the combination of organic growth and selective acquisitions.

* * *

 Global Power Group

	For the Year Ended
	December 28,	December 29,	December 30,
	2007	2006	2005
Operating revenues	$1,425,984	$1,275,944	$728,024
$ Change	150,040	547,920
% Change	11.8%	75.3%
EBITDA	$139,177	$95,039	$107,266
$ Change	44,138	(12,227)
% Change	46.4%	(11.4)%

Results

The increase in operating revenues in fiscal year 2007, as compared to fiscal year 2006, results from the increased volume of business in our operations in North America, Europe and China primarily through the execution of projects located in Europe ($98,700, or 26%, increase) and Asia ($68,300, or 72%, increase).

United States Securities and Exchange Commission
June 20, 2008

Our Global Power Group experienced higher levels of EBITDA in fiscal year 2007, as compared to fiscal year 2006, primarily as a result of increased volumes of business due to the strength of the industries served and sustained demand for our products and services in the geographic markets served. This demand is discussed further in the section entitled “Overview of Segment” below. Secondarily, EBITDA was further improved by the ~~and~~ increased margins experienced by our contracts executed in North America, Europe and China. In addition, EBITDA in fiscal year 2007 included $14,400 related to the favorable resolution of project claims. The $14,400 impacted contract profit by $9,600, interest income by $4,000 and reduced other deductions by $800. EBITDA was also adversely impacted by a $30,000 contingency taken in fiscal year 2007 on a legacy engineering, procurement and construction project in Europe. The $30,000 contingency was in addition to a $25,000 contingency established during the fourth quarter of 2006 and other write-downs and profit reversals in 2004. This project was bid in 2001 and awarded in 2002, prior to the implementation of our current system of risk management controls and our Project Risk Management Group. The two plants involved in this project are completed and have been operating, but have experienced a series of technical issues, which largely involve corrosion in the front-end of the plant, which we believe is caused by the client's use of fuel that is not within the contract specifications, as well as back-end corrosion of subcontractor-provided emissions control equipment and induction fans. The cause of the back-end corrosion, which we discovered during the second quarter of 2007 to be more extensive than previously determined, is under investigation. We have identified a technical solution to ameliorate the corrosive effects of the out-of-specification fuel, and the client is in the process of evaluating the proposed solution for the front-end corrosion. Disavowing responsibility for the fuel specification, the client has refused to pay for the cost of the corrective work and has reserved its rights against us under the contract, which could include repairing or rejecting the plants and recovering consequential damages in the event we are determined to be grossly negligent. We have advised the client that we are not responsible for the cost of corrective work to address corrosion resulting from out-of-specification fuel and anticipate having discussions with the client in the near future regarding our claim. For further information, please see Note 19 to the consolidated financial statements in this annual report on Form 10-K.”

United States Securities and Exchange Commission
June 20, 2008

Liquidity and Capital Resources, page 38

Operating Activities, page 45

4.
You indicate that net cash provided by operations was $425.2 million in fiscal year 2007, compared to $263.7 million and $50.8 million of cash provided by operations in fiscal years 2006 and 2005. You indicate that cash provided by operations in fiscal year 2007 was attributable primarily to strong operating performance, partially offset by pension contributions and asbestos liability indemnity payments of $45.0 million and $19.0 million. However, you provide no underlying analysis as to whether this development is temporary, or simply expected to continue. Your cash provided by operating activities has increased 61.2% from the prior fiscal year, however, you have not provided any in-depth analysis as to the medium-term and long-term impact and strategic direction of this development or business reasons for the significant increase. It is unclear whether you continue to expect net cash provided by operating activities to increase or whether you expect cash flows from operations to decrease in the future. Please revise to provide more in-depth analysis regarding the significant changes in your cash flows from operations for all periods presented.

Response: We note for the Staff that the “Liquidity and Capital Resources” section includes an “Outlook” subsection that follows the discussion and analysis of our cash flows for the period on pages 39-40 of our Form 10-K for the fiscal year ended December 28, 2007 and on page 48 of our Form 10-Q for the fiscal quarter ended March 28, 2008. The “Outlook” subsection, among other things, describes our forecasting process, our cash needs for the next 12 months and a statement as to whether our existing cash balances and forecasted net cash provided by operating activities will be sufficient to meet our cash needs. In addition, we note in the “Outlook” subsection on page 40 of our Form 10-K for the fiscal year ended December 28, 2007 that we expect to fund a total of $25 million of net asbestos liability indemnity and defense costs from our cash flows in fiscal year 2008.

We believe the “Outlook” subsection provides meaningful forward-looking information to investors regarding our future cash flows that enable investors to assess whether our existing cash balances and forecasted operating cash flows will be sufficient to meet our expected future cash needs.

In order to enhance our existing disclosure and in response to the Staff’s comment, in future filings, we will modify our disclosure relating to operating cash flows as follows:

United States Securities and Exchange Commission
June 20, 2008

“Cash provided by operations was $425,200 in fiscal year 2007, compared to $263,700 and $50,800 of cash provided by operations in fiscal years 2006 and 2005, respectively. The cash provided by operations in fiscal year 2007 was attributable primarily to our strong operating performance, partially offset by making $45,000 of mandatory and discretionary contributions to our domestic pension plan and funding $19,000 of asbestos liability indemnity payments and defense costs. The cash provided by operations in fiscal years 2006 and 2005 resulted from increased margins and volumes of business from the international operations of our Global E&C Group. The increase in cash provided by operations of $161,500 in fiscal year 2007, compared to fiscal year 2006, results primarily from an increase in net income of $131,900 and cash provided by a reduction in working capital of $58,600 in 2007 versus cash provided by a reduction in working capital of $19,700 in 2006 (net positive impact on cash flow of $38,900). The increase in cash provided by operations of $212,800 in fiscal year 2006, compared to fiscal year 2005, results primarily from an increase in net income of $371,700 and a net positive impact on cash flow from changes in working capital of $86,100. The increase in net income in fiscal year 2006 includes a $180,300 change in the net non-cash asbestos-related gains/(provisions) and also reflects a reduction in the non-cash loss on debt reduction initiatives of $46,300. Cash used to fund working capital (or cash provided from reductions in working capital) varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our contracts. Working capital in our Global E&C Group tends to rise as the workload of reimbursable contracts increases since services are rendered prior to billing clients while working capital tends to decrease in our Global Power Group when the workload increases as cash tends to be received prior to ordering materials and equipment. As more fully described below in “─Outlook,” we believe our existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund our operations throughout the next 12 months. Our ability to further increase our cash flows from operating activities in future periods will depend in large part on the demand for our products and services and our operating performance in the future. Please refer to the sections entitled “─Global E&C Group - Overview of Segment” and “─Global Power Group - Overview of Segment” above for our view of the outlook for each of our business segments.”

In order to enhance our existing disclosure and in response to the Staff’s comment, in future filings, we will expand our “Outlook” subsection disclosure by including expected pension contributions in fiscal year 2008 as follows:

“We do not expect to be required to make any mandatory contributions to our U.S. pension plans in fiscal year 2008. We expect to contribute a total of approximately $33,400 to our foreign pension plans in fiscal year 2008.”

United States Securities and Exchange Commission
June 20, 2008

Financial Statements

1. Summary of Significant Accounting Policies, page 66

Restricted Cash, page 68

5.
Your disclosures on page 68 indicate that restricted cash primarily consists of three components, which are cash held by special-purposes entities and restricted for debt service payments, cash held to collateralize letters of credit and bank guarantees and client funds held in escrow. Please tell us how you determined that changes in the restricted cash amounts for each of these components should be classified as investing activities pursuant to paragraph 18 of SFAS 95.

Response: We believe that changes in our restricted cash balance should be classified within the investing activities section of our consolidated statement of cash flows because restricted cash is not immediately available for current operations and can only be used for a specific purpose. Restricted cash consists of funds that are invested while the restriction is in place. We believe that our investment in restricted cash is similar to an investment in marketable securities (although the funds are held in interest-bearing deposit accounts), the cash flows for which are treated as investing activities in accordance with paragraph 15 of SFAS 95.

5. Equity Interest, page 78

6.
It appears based upon your disclosures on page 78 that you recognized no liabilities in connection with your guarantees of the performance obligations of your Chilean and Chinese projects either at inception or as of December 31, 2007. Please tell us and revise your future filings to more clearly explain what consideration you gave to paragraphs 9 and 10 of FIN 45 in arriving at your conclusion.

Response: We have guaranteed certain performance obligations in a Chilean refinery/electric power generation project in which we hold a noncontrolling equity interest. These guarantees were issued on February 15, 1996. We do not have any noncontrolling equity interests in, or guarantees related to, Chinese projects. We note that the initial recognition and initial measurement provisions in paragraphs 9 and 10 of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Accordingly, we have not recognized any liabilities in connection with our guarantees related to the Chilean project because the guarantees were issued prior to, and have not been modified since, December 31, 2002.

United States Securities and Exchange Commission
June 20, 2008

17. Business Segments, page 103

7.
On page 104, your current disclosure only includes third-party revenues classified by the major geographic areas in which the project is being executed. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. See paragraph 38 of SFAS 131.

Response: We believe that our current disclosure of third-party revenues classified by major geographic area provides useful information and represents how our management views our business. We believe this disclosure is meaningful given the variation in the location of projects depending on the mix of contracts being executed. We also note that paragraph 38 of SFAS 131 requires disclosure of material revenues from external customers by individual foreign country. In response to the Staff’s comment, in future filings, we will expand our disclosure of material revenues from external customers by individual foreign country by adding the following:

“In fiscal years 2007, 2006 and 2005, we generated third-party revenues, determined based upon the location of the contracting subsidiary, of $1,981,768, $1,118,643 and $718,225, respectively, in the United Kingdom and $538,600, $438,989 and $391,861, respectively, in Italy.”

8.
On page 104, you indicate that one client accounted for approximately 12% and 13% of your consolidated revenues in fiscal years 2007 and 2006. Please disclose the name of the client which in the aggregate constituted 10% or more of your consolidated revenues since it appears the loss of this customer would have a material adverse effect on your business as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K .

Response: Please see our response to the Staff’s comment 2 above. We also note that paragraph 39 of SFAS 131 does not require disclosure of the identity of the client.

9.
Please revise to present amounts attributable to the elimination or reversal of transactions between reportable segments in a column separate from the C&F Group. To the extent applicable, please also disclose the basis of accounting for any transactions between reportable segments. Refer to paragraph 31 of SFAS 131.

United States Securities and Exchange Commission
June 20, 2008

Response: The only significant transactions between our operating segments relate to interest on intercompany payables and receivables. Because the C&F Group is responsible for performing the coordination of intercompany cash positions, we include the elimination of the interest income in the C&F Group results that are reported to the chief operating decision maker (“CODM”). As such, although we refer to the inclusion of "eliminations" in the C&F Group column, those eliminations are included in the segment results as reported to the CODM (i.e., there is no separate "eliminations" column in our internal reporting to the CODM). We note that this approach is consistent with the guidance in paragraph 29 of SFAS 131, which indicates that the eliminations made in preparing the consolidated financial statements should be included in the reported measure of segment profit if the eliminations are included in the measure of segment profit that is regularly reviewed by the CODM.

In order to enhance our existing disclosure and in response to the Staff’s comment, we will expand our description in note (1) to the table in future filings as follows:

“(1) Includes general corporate income and expense, our captive insurance operation and ~~eliminations~~ the elimination of transactions and balances related to intercompany interest.”

We will also include the following disclosure in future filings:

“The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third party transactions—i.e. at current market rates, and we include the elimination of that activity in the results of the C&F Group.”

United States Securities and Exchange Commission
June 20, 2008

19. Litigation and Uncertainties, page 108

10.
You indicate that you worked with Analysis Research Planning Corporation to estimate the amount of asbestos-related indemnity and defense costs for the next 15 years. You also indicate that you worked with Peterson Risk Consulting to review your estimate of the value of the settled insurance asset and assist in the determination of your unsettled asbestos insurance asset. Given that your Form 10-K for the year ended December 28, 2007, appears to be incorporated by reference to various Forms S-3 and S-8, please tell us how you determined that a currently signed consent is not required to be filed with your Form 10-K in accordance with Rule 436(b) of Regulation C. Otherwise, please revise your disclosure here and throughout your filing to eliminate references to Analysis Research Planning Corporation and Peterson Risk Consulting.

Response: We have not previously obtained signed consents from Analysis Research Planning Corporation (“ARPC”) and Peterson Risk Consulting (“PRC”) because, although they provided us with recommendations regarding our estimates of asbestos-related assets and liabilities, we bore the primary responsibility to prepare the estimates and accordingly, we do not believe that we have relied upon them as experts for this purpose, as provided in Rule 436(b) of Regulation C. In response to the Staff’s comment, however, in future Form 10-K filings we will file a currently signed consent for each of ARPC and PRC. In addition, we have obtained a consent for each of ARPC and PRC with respect to the Form 10-K for the fiscal year ended December 28, 2007 and will file such consents on a Current Report on Form 8-K for incorporation into our effective registration statements.

United States Securities and Exchange Commission
June 20, 2008

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A,
FILED ON MARCH 25, 2008

19. Compensation Discussion and Analysis, page 20

11.
Your disclosure indicates that you may have engaged in benchmarking of base salaries or other material elements of compensation. For example, we note the disclosure concerning Hewitt’s peer group analysis of compensation. Please identify your benchmarks, including their components and component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: As indicated in our disclosure on page 22 of the Proxy Statement filed on March 25, 2008, the Compensation Committee does not target a specific percentile in determining individual elements of compensation or total compensation as a whole. Rather, the peer group data provided by Hewitt is one of many factors the Compensation Committee considers in making decisions. We noted in the Proxy Statement, for informational purposes only, that our chief executive officer’s annual base salary and short-term incentive opportunity for 2007 was at approximately the 50th percentile based on the peer group data. However, our Compensation Committee did not target our chief executive officer’s compensation at this percentile.

In order to clarify the Compensation Committee’s use of the peer group data provided by Hewitt, we will, in future filings, revise our current disclosure as follows:

“The Compensation Committee does not target a specific percentile in determining individual elements of compensation or total compensation as a whole nor does it fix compensation at specified levels based on benchmarking or peer group data.”

United States Securities and Exchange Commission
June 20, 2008

12.
On page 25, we note that the performance target under the STI plan was consolidated net earnings, as adjusted for certain operating and non-operating items and exceptions. Please quantify this target and describe how consolidated net earnings was calculated, including how it was adjusted.

Response: In response to the Staff’s comment, in future filings we will describe how consolidated net earnings, as adjusted, was calculated. Set forth below is our proposed revised disclosure of the calculation, using the fiscal 2007 formula as an example:

“For fiscal 2007, consolidated net earnings was calculated by adjusting reported net earnings for certain operating and non-operating items and exclusions, including the impact, whether positive or negative, of foreign currency fluctuations, tariff rates set by third parties, certain legacy projects, tax valuation allowance adjustments and asbestos settlements entered into in fiscal 2007.”

We do not believe that disclosure of the numerical consolidated net earnings, as adjusted, performance target is material information that is necessary to an understanding of our compensation policies and decisions regarding our named executive officers (“NEOs”), as provided in Instruction 1 to Item 402(b) of Regulation S-K. We believe that the percentage increase or decrease in the performance target relative to the immediately preceding year is more informative and more important to an investor than the numerical performance target. Accordingly, we disclosed in the Proxy Statement the percentage increase in consolidated net earnings, as adjusted, over the prior year that was required to achieve the target, minimum and maximum thresholds for awards. We believe that disclosure of these percentage changes most clearly and directly conveys to the investor the improvement in operating performance required to achieve the target, minimum and maximum thresholds. We also believe that this disclosure more readily communicates the difficulty in achieving the performance targets than disclosure of the numerical target. Our chief executive officer, in developing and presenting to our Compensation Committee his recommendation of the 2007 performance target, and our Compensation Committee, in analyzing and approving the 2007 performance target, focused on the percentage change in consolidated net earnings, as adjusted. The Compensation Committee was also provided with the numerical consolidated net earnings, as adjusted.

United States Securities and Exchange Commission
June 20, 2008

13.	Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your compensation discussion and analysis section to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response: Generally, there are no material differences in the compensation policies applicable to our named executive officers. We note that Section II.B.1 of Commission Release No. 33-8732A states that where policies or decisions are materially similar, officers can be grouped together. To the extent compensation paid to our principal executive officer differs materially from compensation paid to other named executive officers, the Compensation Committee has considered the greater responsibilities of our principal executive officer, market factors, the terms of our principal executive officer’s employment agreement, and our principal executive officer’s contribution to our operating results.

On page 25 of the Proxy Statement, we describe in detail a one-time, discretionary bonus awarded by our Compensation Committee to our principal executive officer for 2007 as we deemed this action by our Compensation Committee as a compensation decision that was materially different than those compensation decisions that applied to our other named executive officers. We included in our disclosure the Compensation Committee’s rationale for making the award, including the specific factors it considered.

In future filings, if applicable, we will describe material differences in compensation policies with respect to individual named executive officers, and if policies or decisions relating to a named executive officer are materially different than the other officers, we will disclose them on an individualized basis.

14.	Please consider expanding your compensation discussion and analysis section to include the following:
•	How each compensation element and decisions regarding that element affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K;
•
How individual performance goals and the elements of executive officer performance that are taken into account when making awards pursuant to your STI and LTI plans. See Item 402(b)(2)(vii) of Regulation S-K;

•	The specific items of corporate performance taken into account in considering awards under the LTI plan and any associated target levels. See Item 402(b)(2)(v) of Regulation S-K; and

United States Securities and Exchange Commission
June 20, 2008

•
Your policies, if any, regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the awards. See Item 402(b)(2)(viii) of Regulation S-K.

Response: At the time of the filing of the Proxy Statement, we considered each of the items described above and believe that our disclosure described all material elements of the compensation paid to the named executive officers. We will, in future filings, in accordance with Item 402(b)(1) and (2) of Regulation S-K, expand our disclosure with regard to these items if material.

United States Securities and Exchange Commission
June 20, 2008

*  *  *  *

As requested, Foster Wheeler acknowledges the following:

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the comments posed in your Letter and am available at 908-730-4250 to discuss these matters with you at your convenience. You may also contact Lisa Wood, Vice President and Controller, at 908-713-2801 to discuss these matters.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jessica Kane, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Staff Attorney, Securities and Exchange Commission
Ernest Greene, Staff Accountant, Securities and Exchange Commission
Lisa Haynes, Staff Accountant, Securities and Exchange Commission